Exhibit 99.3
PROPERTY MANAGEMENT AGREEMENT
THIS PROPERTY MANAGEMENT AGREEMENT (this “Agreement”) is made and entered into as of July 8, 2023, by and between The RMR Group LLC, a Maryland limited liability company (the “Managing Agent”), and Floral Vale LLC, a Maryland limited liability company (“Owner”).
W I T N E S S E T H:
WHEREAS, Owner owns the property and improvements located at 1000 and 1100 Floral Vale Boulevard, Yardley, Pennsylvania 19067 (the “Managed Premises”); and
WHEREAS, Owner wishes to engage the Managing Agent to manage the Managed Premises and the Managing Agent is willing to accept such engagement on the terms of this Agreement;
NOW, THEREFORE, in consideration of the premises and the agreements herein contained, Owner and the Managing Agent hereby agree as follows:
1.Engagement. Subject to the terms and conditions hereinafter set forth, Owner hereby engages the Managing Agent to provide the property management and administrative services with respect to the Managed Premises as contemplated by this Agreement. The Managing Agent hereby accepts such engagement as managing agent and agrees to devote such time, attention and effort as may be appropriate to operate and manage the Managed Premises in a diligent, orderly and efficient manner. The Managing Agent may subcontract out some or all of its obligations under this Agreement to third parties; provided, however, that, in any such event, the Managing Agent shall be and remain primarily liable to Owner for performance hereunder.
Notwithstanding anything to the contrary set forth in this Agreement, the services to be provided by Managing Agent hereunder shall exclude all services (including, without limitation, any garage management or cafeteria management services) whose performance by a manager to Owner could give rise to the receipt of “impermissible tenant service income” as defined in §856(d)(7) of the Internal Revenue Code of 1986 (as amended or superseded hereafter) or could in any other way jeopardize the federal or state tax qualification as a real estate investment trust of any direct or indirect member of Owner.
2.General Parameters. Any or all services may be performed or goods purchased by the Managing Agent under arrangements jointly with or for other properties owned or managed by the Managing Agent and the costs shall be reasonably apportioned. The Managing Agent may employ personnel who are assigned to work exclusively at the Managed Premises or partly at the Managed Premises and other properties owned and/or managed by the Managing Agent. Wages, benefits and other related costs of centralized accounting personnel and employees employed by the Managing Agent and assigned to work exclusively or partly at the Managed Premises shall be fairly apportioned and reimbursed, by Owner in addition to the Fee and Construction Supervision Fee (each as defined in Section 6).
3.Duties. Without limitation, the Managing Agent agrees to perform the following specific duties:
(a)To seek tenants for the Managed Premises in accordance with market rents and to negotiate leases, including renewals thereof, and to lease space to tenants, at rentals, and for periods of occupancy all on market terms. To employ appropriate means in order that the availability of rental space is made known to potential tenants, including, but not limited to, the employment of brokers. The brokerage and legal expenses of negotiating such leases and leasing such space shall be paid by Owner.
(b)To collect all rents and other income from the Managed Premises and to give receipts therefor, both on behalf of Owner, and deposit such funds in such banks and such accounts as are named, from time to time, by Owner, in agency accounts for and under the name of Owner. The Managing Agent shall be empowered to sign disbursement checks on these accounts. The Managing Agent may also use pooled bank accounts for the benefit of Owner and other owners for whom the Managing Agent provides services, provided separate records and accountings of such funds are maintained.
(c)To make contracts for and to supervise any repairs and/or alterations to the Managed Premises, including tenant improvements on reasonable commercial terms.
(d)For Owner’s account and at its expense, to hire, supervise and discharge employees as required for the efficient operation and maintenance of the Managed Premises.
(e)To obtain, at Owner’s expense, appropriate insurance for the Managed Premises protecting Owner and the Managing Agent while acting on behalf of Owner against all normally insurable risks relating to the Managed Premises and complying with the requirements of Owner’s mortgagee, if any, and to cause the same to be provided and maintained by all tenants with respect to the Managed Premises to the extent required by the terms of such tenants’ leases. Notwithstanding the foregoing, Owner may determine to purchase insurance directly for its own account.
(f)To promptly notify Owner’s insurance carriers, as required by the applicable policies, of any casualty or injury to person or property at the Managed Premises, and complete customary reports in connection therewith.
(g)To procure all supplies, other materials and services as may be necessary for the proper operation of the Managed Premises, at Owner’s expense.
(h)To pay promptly from rental receipts, other income derived from the Managed Premises, or other monies made available by Owner for such purpose, all costs incurred in the operation of the Managed Premises which are expenses of Owner hereunder, including wages or other payments for services rendered, invoices for supplies or other items furnished in relation to the Managed Premises, and pay over forthwith the balance of such rental receipts, income and monies to Owner or as Owner shall from time to time direct. In the event that the sum of the expenses to operate and the compensation due the Managing Agent exceeds gross receipts in any month and no excess funds from prior months are available for payment of such excess, Owner shall pay promptly the amount of the deficiency thereof to the Managing Agent upon receipt of statements therefor.
(i)To keep Owner apprised of any material developments in the operation of the Managed Premises.
(j)To establish reasonable rules and regulations for tenants of the Managed Premises.
(k)On behalf of and in the name of Owner, to institute or defend, as the case may be, any and all legal actions or proceedings relating to the operation of the Managed Premises.
(l)To maintain the books and records of Owner reflecting the management and operation of the Managed Premises, making available for reasonable inspection and examination by Owner or its representatives all books, records and other financial data relating to the Managed Premises at the place where the same are maintained.
(m)To prepare and deliver seasonably to tenants of the Managed Premises such statements of expenses or other information as shall be required on the landlord’s part to be delivered to such tenants for computation of rent, additional rent, or any other reason.
(n)To aid, assist and cooperate with Owner in matters relating to taxes and assessments and insurance loss adjustments, notify Owner of any tax increase or special assessments relating to the Managed Premises and to enter into contracts for tax abatements services.
(o)To provide such emergency services as may be required for the efficient management and operation of the Managed Premises on a twenty-four (24)-hour basis.
(p)To enter into contracts on commercially reasonable terms for utilities (including, without limitation, water, fuel, electricity and telephone) and for building services (including, without limitation, cleaning of windows, common areas and tenant space, ash, rubbish and garbage hauling, snow plowing, landscaping, carpet cleaning and vermin extermination), and for other services as are appropriate to the Managed Premises.
(q)To seek market terms for all items purchased or services contracted by it under this Agreement.
(r)To take such action generally consistent with the provisions of this Agreement as Owner might with respect to the Managed Premises if personally present.
4.Authority. Owner gives to the Managing Agent the authority and powers to perform the foregoing duties on behalf of Owner and authorizes the Managing Agent to incur such reasonable expenses, as contemplated in Sections 2, 3 and 5 on behalf of Owner as are necessary in the performance of those duties.
5.Special Authority of Managing Agent. In addition to, and not in limitation of, the duties and authority of the Managing Agent contained herein, the Managing Agent shall perform the following duties:
(a)Terminate tenancies and sign and serve in the name of Owner such notices therefor as may be required for the proper management of the Managed Premises.
(b)At Owner’s expense, institute and prosecute actions to evict tenants and recover possession of rental space, and recover rents and other sums due; and when expedient, settle, compromise and release such actions or suits or reinstate such tenancies.
6.Compensation.
(a)In consideration of the services to be rendered by the Managing Agent hereunder, Owner agrees to pay and the Managing Agent agrees to accept as its compensation (i) a management fee (the “Fee”) equal to three percent (3%) of the gross collected rents actually received by Owner from the Managed Premises, such gross rents to include all fixed rents, percentage rents, additional rents, operating expense and tax escalations, and any other charges paid to Owner in connection with occupancy of the Managed Premises, but excluding any amounts collected from tenants to reimburse Owner for the cost of capital improvements or for expenses incurred in curing any tenant default or in enforcing any remedy against any tenant; and (ii) a construction supervision fee (the “Construction Supervision Fee”) in connection with all interior and exterior construction renovation or repair activities at the Managed Premises, including, without limitation, all tenant and capital improvements in, on or about the Managed Premises, undertaken during the term of this Agreement, other than ordinary maintenance and repair, equal to five percent (5%) of the cost of such construction which shall include the costs of all related professional services and the cost of general conditions.
(b)Unless otherwise agreed, the Fee shall be due and payable monthly, in arrears based on a reasonable annual estimate or budget with an annual reconciliation within thirty (30) days after the end of each calendar year. The Construction Supervision Fee shall be due and payable periodically, as agreed by the Managing Agent and Owner, based on actual costs incurred to date.

(c)Notwithstanding anything herein to the contrary, Owner shall reimburse the Managing Agent for reasonable travel expenses incurred when traveling to and from the Managed Premises while performing its duties in accordance with this Agreement; provided, however, that, reasonable travel expenses shall not include expenses incurred for travel to and from the Managed Premises by personnel assigned to work exclusively at the Managed Premises.
(d)The Managing Agent shall be entitled to no other additional compensation, whether in the form of commission, bonus or the like for its services under this Agreement. Except as otherwise specifically provided herein with respect to payment by Owner of legal fees, accounting fees, salaries, wages, fees and charges of parties hired by the Managing Agent on behalf of Owner to perform operating and maintenance functions in the Managed Premises, and the like, if the Managing Agent hires third parties to perform services required to be performed hereunder by the Managing Agent without additional charge to Owner, the Managing Agent shall (except to the extent the same are reasonably attributable to an emergency at the Managed Premises) be responsible for the charges of such third parties.
7.Term of Agreement. This Agreement shall continue in force and effect until December 31, 2024 and shall thereafter be automatically renewed for successive one year terms.
This Agreement may be terminated as follows:
(a)by Owner or the Managing Agent, at any time upon thirty (30) days’ prior written notice to the other party; or
(b)by Owner for cause, immediately upon written notice to the Managing Agent.
8.Termination. Upon termination of this Agreement for any reason whatsoever, the Managing Agent shall as soon as practicable turn over to Owner all books, papers, funds, records, keys and other items relating to the management and operation of the Managed Premises, including, without limitation, all leases in the possession of the Managing Agent and shall render to Owner a final accounting with respect thereto through the date of termination. Owner shall be obligated to pay all compensation for services rendered by the Managing Agent hereunder prior and up to the effective time of such termination, including, without limitation, any Fees and Construction Supervision Fees, and shall pay and reimburse to the Managing Agent all expenses and costs incurred by the Managing Agent prior and up to the effective time of such termination which are otherwise payable or reimbursable to the Managing Agent pursuant to the terms of this Agreement (collectively, “Accrued Fees”). The amount of such fees paid as compensation pursuant to the foregoing sentence shall be subject to adjustment in accordance with the annual reconciliation contemplated by Section 6(b) and consistent with past practices in performing such reconciliation.
A computation of all Accrued Fees due upon termination shall be delivered by the Managing Agent to Owner within thirty (30) days following the effective date of termination. The Accrued Fees shall be payable within ten (10) business days following the delivery to Owner of such computation.
9.Assignment of Rights and Obligations. Without Owner’s prior written consent, Managing Agent shall not assign all or any part of its rights and obligations hereunder; provided, however: (i) that Managing Agent may assign its rights and delegate its obligations under this Agreement to any subsidiary of Managing Agent so long as such subsidiary is then and remains Controlled by Managing Agent, and (ii) that Managing Agent shall be permitted to execute and deliver customary consents to collateral assignment of management agreements and other customary agreements required by any lender in connection with any financing entered into by Owner. “Control” of an entity, shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities, by contract or otherwise and the participles “Controls” and “Controlled” have parallel meanings.

10.Indemnification and Insurance.
(a)Owner agrees to defend, indemnify and hold harmless the Managing Agent from and against all costs, claims, expenses and liabilities (including reasonable attorneys’ fees) arising out of the Managing Agent’s performance of its duties in accordance with this Agreement including, without limitation, injury or damage to persons or property occurring in, on or about the Managed Premises and violations or alleged violations of any law, ordinance, regulation or order of any governmental authority regarding the Managed Premises except any injury, damage or violation resulting from the Managing Agent’s fraud, gross negligence or willful misconduct in the performance of its duties hereunder.
(b)Owner and the Managing Agent shall maintain such commercially reasonable insurance as shall from time to time be mutually agreed by Owner and the Managing Agent.
11.Notices. Any notice, report or other communication required or permitted to be given hereunder shall be in writing and shall be deemed given on the date of actual delivery, if delivered personally, or on the date of receipt, if sent by overnight courier (providing proof of delivery) to the parties or if sent by email of a .pdf attachment (providing confirmation of transmission) at the following street addresses or email addresses, as applicable (or at such other United States street address or email address for a party as shall be specified by like notice):
If to Owner:
Floral Vale LLC
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458
Attn: President
Email: TLorenzini@tremontadv.com
Attn: Secretary
Email: jclark@rmrgroup.com
If to the Managing Agent:
The RMR Group LLC
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458
Attn: Chief Financial Officer and Treasurer
Email: mjordan@rmrgroup.com
12.Modification of Agreement. This Agreement may not be modified, altered or amended in any manner except by an amendment in writing, duly executed by the parties hereto.
13.Independent Contractor. This Agreement is not one of general agency by the Managing Agent for Owner, but the Managing Agent is being engaged as an independent contractor. Nothing in this Agreement is intended to create a joint venture, partnership, tenancy-in-common or other similar relationship between Owner and the Managing Agent for any purposes whatsoever, and, without limiting the generality of the foregoing, neither the terms of this Agreement nor the fact that Owner and the Managing Agent have joint interests in any one or more investments, ownership or other interests in any one or more entities or may have common officers or employees or a tenancy relationship shall be construed so as to make them such partners or joint venturers or impose any liability as such on either of them.
14.Governing Law. The provisions of this Agreement and any Dispute (as defined below), whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of Maryland without regard to principles of conflicts of law.

15.Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, any successors or permitted assigns of the parties hereto as provided herein.
16.No Third Party Beneficiary. Except as otherwise provided in Section 19, no person or entity other than the parties hereto and their successors and permitted assigns is intended to be a beneficiary of this Agreement.
17.Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.
18.Survival. Except for Sections 1 through 5, all other provisions of this Agreement shall survive the termination hereof. Any termination of this Agreement shall be without prejudice to the rights of the parties hereto accrued prior to the termination or upon termination.
19.Dispute Resolution.
(a)Any disputes, claims or controversies arising out of or relating to this Agreement, including any disputes, claims or controversies brought by or on behalf of a party hereto, a direct or indirect parent of a party, or any holder of equity interests (which, for purposes of this Section 19, shall mean any holder of record or beneficial owner of any equity interests, or any former holder of record or beneficial owner of equity interests) of a party, either on its own behalf, on behalf of a party or on behalf of any series or class of equity interests of a party or holders of any equity interests of a party against a party, or any of their respective trustees, directors, members, officers, managers (including The RMR Group LLC or its parent and their respective successor), agents or employees, including any disputes, claims or controversies relating to the meaning, interpretation, effect, validity, performance, application or enforcement of this Agreement, including the agreements set forth in this Section 19 or the governing documents of a party (all of which are referred to as “Disputes”), or relating in any way to such a Dispute or Disputes shall, on the demand of any party to such Dispute or Disputes be resolved through binding and final arbitration in accordance with the Commercial Arbitration Rules (the “Rules”) of the American Arbitration Association (the “AAA”) then in effect, except as those Rules may be modified in this Section 19. For the avoidance of doubt, and not as a limitation, Disputes are intended to include derivative actions against the trustees, directors, officers or managers of a party and class actions by a holder of equity interests against those Persons and a party. For the avoidance of doubt, a Dispute shall include a Dispute made derivatively on behalf of one party against another party.
(b)There shall be three (3) arbitrators. If there are only two (2) parties to the Dispute, each party shall select one (1) arbitrator within fifteen (15) days after receipt by respondent of a copy of a demand for arbitration. Such arbitrators may be affiliated or interested persons of such parties. If there are more than two (2) parties to the Dispute, all claimants, on the one hand, and all respondents, on the other hand, shall each select, by the vote of a majority of the claimants or the respondents, as the case may be, one (1) arbitrator within fifteen (15) days after receipt of a demand for arbitration. Such arbitrators may be affiliated or interested persons of the claimants or the respondents, as the case may be. If either a claimant (or all claimants) or a respondent (or all respondents) fail(s) to timely select an arbitrator, then the party (or parties) who has selected an arbitrator may request the AAA to provide a list of three (3) proposed arbitrators in accordance with the Rules (each of whom shall be neutral, impartial and unaffiliated with any party) and the party (or parties) that failed to timely appoint an arbitrator shall have ten (10) days from the date the AAA provides such list to select one (1) of the three (3) arbitrators proposed by the AAA. If the party (or parties) fail(s) to select the second (2nd) arbitrator by that time, the party (or parties) who have appointed the first (1st) arbitrator shall then have ten (10) days to select one (1) of the three (3) arbitrators proposed by the AAA to be the second (2nd) arbitrator; and, if they should fail to select the second (2nd) arbitrator by such time, the AAA shall select, within fifteen (15) days thereafter, one (1) of the three (3) arbitrators it had proposed as the second (2nd) arbitrator. The two (2) arbitrators so appointed shall jointly appoint the third (3rd)

and presiding arbitrator (who shall be neutral, impartial and unaffiliated with any party) within fifteen (15) days of the appointment of the second (2nd) arbitrator. If the third (3rd) arbitrator has not been appointed within the time limit specified herein, then the AAA shall provide a list of proposed arbitrators in accordance with the Rules, and the arbitrator shall be appointed by the AAA in accordance with a listing, striking and ranking procedure, with each party having a limited number of strikes, excluding strikes for cause.
(c)Any arbitration hearings shall be held in Boston, Massachusetts, unless otherwise agreed by the parties, but the seat of arbitration shall be Maryland.
(d)There shall be only limited documentary discovery of documents directly related to the issues in dispute, as may be ordered by the arbitrators. For the avoidance of doubt, it is intended that there shall be no depositions and no other discovery other than limited documentary discovery as described in the preceding sentence.
(e)In rendering an award or decision (an “Award”), the arbitrators shall be required to follow the laws of the State of Maryland, without regard to principles of conflicts of law. Any arbitration proceedings or Award rendered hereunder and the validity, effect and interpretation of the agreements set forth in this Section 19 shall be governed by the Federal Arbitration Act, 9 U.S.C. §1 et seq. An Award shall be in writing and may, but shall not be required to, briefly state the findings of fact and conclusions of law on which it is based. Any monetary Award shall be made and payable in U.S. dollars free of any tax, deduction or offset. Subject to Section 19(f), each party against which an Award assesses a monetary obligation shall pay that obligation on or before the thirtieth (30th) day following the date of such Award or such other date as such Award may provide.
(f)Except to the extent expressly provided by this Agreement or as otherwise agreed by the parties thereto, to the maximum extent permitted by Maryland law, each party involved in a Dispute shall bear its own costs and expenses (including attorneys’ fees), and the arbitrators shall not render an Award that would include shifting of any such costs or expenses (including attorneys’ fees) or, in a derivative case or class action, award any portion of a party’s Award to the claimant or the claimant’s attorneys. Each party (or, if there are more than two (2) parties to the Dispute, all claimants, on the one hand, and all respondents, on the other hand, respectively) shall bear the costs and expenses of its (or their) selected arbitrator and the parties (or, if there are more than two (2) parties to the Dispute, all claimants, on the one hand, and all respondents, on the other hand) shall equally bear the costs and expenses of the third (3rd) appointed arbitrator.
(g)Notwithstanding any language to the contrary in this Agreement, any Award, including but not limited to any interim Award, may be appealed pursuant to the AAA’s Optional Appellate Arbitration Rules (“Appellate Rules”). An Award shall not be considered final until after the time for filing the notice of appeal pursuant to the Appellate Rules has expired. Appeals must be initiated within thirty (30) days of receipt of an Award by filing a notice of appeal with any AAA office. Following the appeal process, the decision rendered by the appeal tribunal may be entered in any court having jurisdiction thereof. For the avoidance of doubt, and despite any contrary provision of the Appellate Rules, Section 19(f) shall apply to any appeal pursuant to this Section 19(g) and the appeal tribunal shall not render an Award that would include shifting of any costs or expenses (including attorneys’ fees) of any party.
(h)Following the expiration of the time for filing the notice of appeal, or the conclusion of the appeal process set forth in Section 19(g), an Award shall be final and binding upon the parties thereto and shall be the sole and exclusive remedy between those parties relating to the Dispute, including any claims, counterclaims, issues or accounting presented to the arbitrators. Judgment upon an Award may be entered in any court having jurisdiction. To the fullest extent permitted by law, no application or appeal to any court of competent jurisdiction may be made in connection with any question of law arising in the course of arbitration or with respect to any Award made, except for actions relating to enforcement of the agreements set forth in this Section 19 or any arbitral award issued hereunder and except for actions seeking interim or other provisional relief in aid of arbitration proceedings in any court of competent jurisdiction.

(i)This Section 19 is intended to benefit and be enforceable by the parties hereto and their respective shareholders, stockholders, members, beneficial interest owners, direct and indirect parents, trustees, directors, officers, managers (including The RMR Group LLC or its parent and their respective successor), members, agents or employees and their respective successors and assigns and shall be binding on the parties and such Persons and be in addition to, and not in substitution for, any other rights to indemnification or contribution that such Persons may have by contract or otherwise.
20.Consent to Jurisdiction and Forum. This Section 20 is subject to, and shall not in any way limit the application of, Section 19; in case of any conflict between this Section 20 and Section 19, Section 19 shall govern. Notwithstanding anything to the contrary in Section 19, the exclusive jurisdiction and venue in any action brought by any party hereto pursuant to this Agreement shall lie in any federal or state court located in Boston, Massachusetts. By execution and delivery of this Agreement, each party hereto irrevocably submits to the jurisdiction of such courts for itself and in respect of its property with respect to such action. The parties irrevocably agree that venue would be proper in such court, and hereby waive any objection that such court is an improper or inconvenient forum for the resolution of such action. The parties further agree and consent to the service of any process required by any such court by delivery of a copy thereof in accordance with Section 11 and that any such delivery shall constitute valid and lawful service of process against it, without necessity for service by any other means provided by statute or rule of court. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE PROVISION OF SERVICES BY MANAGING AGENT PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. Notwithstanding anything herein to the contrary, if a demand for arbitration of a Dispute is made pursuant to Section 19, this Section 20 shall not pre-empt resolution of the Dispute pursuant to Section 19.
[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Property Management Agreement as of the date first written above.

MANAGING AGENT:

THE RMR GROUP LLC

By:	/s/ Matthew P. Jordan
Name: Matthew P. Jordan
Title: Executive Vice President, Chief Financial Officer and Treasurer

OWNER:

FLORAL VALE LLC

By:	/s/ Tiffany R. Sy
Name: Tiffany R. Sy
Title: Chief Financial Officer and Treasurer

[Signature Page to Property Management Agreement (Floral Vale LLC)]